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Exhibit 3

Management's Discussion and Analysis of Results of Operations and Financial Position

For the year ended December 31, 2007

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the year ended December 31, 2007. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007, which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at March 25, 2008. Additional information relating to MID, including the Annual Information Form for fiscal 2007, can be obtained on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

MID is a real estate operating company engaged principally in the ownership, management, leasing, development and acquisition of industrial and commercial properties. Members of the Magna International Inc. ("Magna") group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — Our Relationship with Magna"). In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. MID also has other operations held through a controlling interest in Magna Entertainment Corp. ("MEC"), a separate publicly-traded company with its own board of directors and management team. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets. MID's relationship with MEC provides us with the opportunity to purchase and/or participate in the development of MEC's under-utilized lands and non-core real estate assets, as well as the development/redevelopment of new and existing MEC properties, including the development of alternative gaming facilities and/or residential projects (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

In this MD&A, we refer to the operations over which our Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions as our "Real Estate Business".

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that, in the case of the Real Estate Business, the Company's Board of Directors and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

At December 31, 2007, MID controlled 96% of the votes attached to MEC's outstanding stock, representing a 54% equity stake (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing — FEL Equity Investment in MEC"), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 43% of the Company's consolidated total assets as at December 31, 2007, and 79% of the Company's consolidated revenues from continuing operations for the year ended December 31, 2007. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

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Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. Approximately 76% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following table reflects the changes in the average exchange rates during the years ended December 31, 2007 and 2006, as well as the exchange rates as at December 31, 2007 and 2006, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average exchange rates for the year ended December 31,			Exchange rates as at December 31,
	2007	2006	Change	2007	2006	Change
1 Canadian dollar equals U.S. dollars	0.94	0.88	7%	1.02	0.86	19%
1 euro equals U.S. dollars	1.37	1.26	9%	1.47	1.32	11%

The results of all Canadian and European operations are translated into U.S. dollars using the average exchange rates for the year. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

SIGNIFICANT EVENTS

MEC Debt Elimination Plan and Financing

On September 13, 2007, MID announced that one of its wholly-owned subsidiaries (the "MID Lender") had agreed to provide a bridge loan of up to $80.0 million to MEC, which matures on May 31, 2008 (the "MEC Bridge Loan"). The MEC Bridge Loan, together with a private placement of $20.0 million of MEC's Class A Subordinate Voting Stock ("MEC Class A Stock") to Fair Enterprise Limited ("FEL"), a company that forms part of an estate planning vehicle for the family of Mr. Frank Stronach (the Company's Chairman and the Chairman and Interim Chief Executive Officer of MEC), is intended to provide short-term funding to MEC as it implements its debt elimination plan announced on September 13, 2007 (the "MEC Debt Elimination Plan"). The MEC Debt Elimination Plan contemplates MEC raising approximately $600 to $700 million from the sale of certain real estate, racetracks and other assets and a possible future equity issuance by MEC, the proceeds of which are to be used to repay debt, including the MEC Bridge Loan. The MID Lender also agreed to amend the MEC Project Financing Facilities (as defined under "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings") by, among other things, requiring repayment of at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008 and waiving the make-whole payment, if applicable, for any repayments made under either of the MEC Project Financing Facilities prior to that date.

At December 31, 2007, MEC had a working capital deficiency of $220.2 million and $209.4 million of debt scheduled to mature in 2008, including amounts owing under (i) MEC's $40.0 million senior secured revolving bank credit facility with a Canadian financial institution (the "MEC Credit Facility"), which is scheduled to mature on March 31, 2008, (ii) the MEC Bridge Loan, which is scheduled to mature on May 31, 2008, and (iii) MEC's obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility by May 31, 2008. The total amount of debt owed by MEC to the MID Lender at December 31, 2007 was $230.6 million.

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The sale of MEC assets under the MEC Debt Elimination Plan has taken longer than originally contemplated and, accordingly, MID management expects that MEC will likely be unable at May 31, 2008 to repay the MEC Bridge Loan or make the required $100.0 million repayment under the Gulfstream Park project financing facility. Furthermore, it is likely that MEC will need to seek extensions from existing lenders and additional funds in the short-term from one or more possible sources, which may include the Company. The availability of such extensions and additional funds is not assured and, if available, the terms thereof are not yet determinable. Accordingly, MEC's ability to continue as a going concern is in substantial doubt (see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

MEC Debt Elimination Plan

On August 9, 2007, MEC announced that its Board of Directors had approved a number of actions designed to reduce debt and improve profitability. As discussed further below, these initiatives include relinquishing MEC's racing licence in Romulus, Michigan, terminating MEC's development plans for Dixon, California, ceasing horseracing for its own account at Magna Racino™ at the close of the 2007 meet and the listing for sale of certain real estate properties. MEC also announced that it had retained Greenbrook Capital Partners Inc. ("Greenbrook") to conduct a strategic review of its operations. The strategic review was led by Greenbrook's Senior Partner, Mr. Tom Hodgson, a former President and Chief Executive Officer of MEC (from March 2005 to March 2006).

On September 13, 2007, following the strategic review, MEC announced the details of the MEC Debt Elimination Plan, which is designed to eliminate MEC's net debt by December 31, 2008 by generating aggregate proceeds of approximately $600 to $700 million through: (i) the sale of certain real estate, racetracks and other assets; (ii) the sale of, or entering into strategic transactions involving, MEC's other racing, gaming and technology operations; and (iii) a possible future equity issuance by MEC, likely in 2008. These proceeds are to be used to fund MEC's operations and applied to eliminate MEC's net debt, including amounts owed to the MID Lender under the MEC Bridge Loan and the MEC Project Financing Facilities.

The real estate properties MEC has announced it intends to sell include those situated in the following locations: Dixon, California; Ocala, Florida; Porter, New York; Aventura and Hallandale, Florida, both adjacent to Gulfstream Park; Anne Arundel County, Maryland, adjacent to Laurel Park; and Ebreichsdorf, Austria, adjacent to the Magna Racino™.

The Porter lands, comprising three parcels of land, have been sold, with the sale of one parcel closing in December 2007 and the sales of the remaining two parcels closing in early January 2008. The sale of these properties generated net proceeds of $1.8 million, net of transaction costs, which proceeds were used to repay a portion of the MEC Bridge Loan subsequent to December 31, 2007. MEC recognized an impairment charge of $1.3 million in 2007 in relation to the Porter lands.

On December 21, 2007, MEC entered into an agreement to sell 225 acres of excess real estate located in Ebreichsdorf, Austria to a subsidiary of Magna for a purchase price of 20.0 million euros ($29.4 million), subject to customary closing adjustments. The closing of the transaction is expected to occur by the end of the first quarter of 2008 following the satisfaction of customary closing conditions, including the receipt of all necessary regulatory approvals. MEC is required to use 7.5 million euros of the net proceeds to be received on closing to repay a portion of a 15.0 million euro term loan facility (see "LIQUIDITY AND CAPITAL RESOURCES — MEC") and to use the remaining portion of the net proceeds to repay a portion of the MEC Bridge Loan.

MEC has initiated an active program to sell the Dixon and Ocala real estate properties and has listed both of these properties for sale. MEC has also announced that it intends to explore selling its membership interests in the mixed-use developments at its Gulfstream Park racetrack in Florida and Santa Anita Park racetrack in California that it is pursuing under joint venture arrangements with Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated ("Caruso"), respectively. MID is considering the acquisition of certain of these real estate assets. Potential purchases of any of these assets would be subject to review by MID's Special Committee of independent directors and the approval of MID's Board of Directors.

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The racetracks that MEC has announced it intends to sell include: Great Lakes Downs in Michigan; Remington Park, a horseracing and gaming facility located in Oklahoma City; Thistledown in Ohio; and its interest in Portland Meadows in Oregon. MEC ceased racing at Great Lakes Downs on November 4, 2007 and listed the property for sale with a real estate broker in October 2007. In September 2007, MEC engaged a U.S. investment bank, recognized as an experienced advisor in the gaming industry, to assist in soliciting potential purchasers and managing the sale process for certain assets.

As part of the MEC Debt Elimination Plan, MEC also announced that it intends to explore other strategic transactions involving other racing, gaming and technology operations. These potential transactions may include: partnerships or joint ventures in respect of the existing gaming facility at Gulfstream Park; partnerships or joint ventures in respect of potential alternative gaming operations at other MEC racetracks that currently do not have gaming operations; and transactions involving MEC's technology operations, which may include one or more of the assets that comprise MEC's PariMax business.

The two parcels of land in Porter, New York that were sold in January 2008, the real estate properties located in Dixon, California and Ocala, Florida, and the excess land in Ebreichsdorf, Austria that is under a contractual sale agreement have all been classified as MEC's "assets held for sale" at December 31, 2007. Similarly, the operations of Great Lakes Downs, Remington Park, Thistledown and Portland Meadows have been presented as MEC's "discontinued operations" at December 31, 2007, given that all of these assets met the criteria under GAAP for classification as either "assets held for sale" or "discontinued operations" at December 31, 2007. Comparative periods presented have been restated to reflect the results of these assets held for sale and discontinued operations on a consistent basis.

Upon completion of Greenbrook's strategic review in September 2007, MEC entered into a consulting agreement with Greenbrook pursuant to which Greenbrook is assisting with the implementation of the MEC Debt Elimination Plan by providing consulting services. Mr. Tom Hodgson is responsible for carrying out Greenbrook's obligations under the consulting agreement, which expires on December 12, 2008 (subject to early termination).

Pursuant to a consulting agreement between MID and MEC (the "Consulting Agreement"), which requires MEC to reimburse MID for its expenses, MID management is also assisting MEC in implementing the MEC Debt Elimination Plan.

FEL Equity Investment in MEC

The MEC Debt Elimination Plan includes a private placement of MEC Class A Stock to FEL in an amount of $20.0 million (the "FEL Equity Investment"). The closing of the FEL Equity Investment occurred on October 29, 2007. FEL purchased 8,888,888 shares of MEC Class A Stock at a price per share of $2.25. The price per share was set at the greater of (i) 90% of the volume weighted average price per share of MEC Class A Stock on NASDAQ for the five trading days commencing on September 13, 2007 (the date of announcement of the FEL Equity Investment); and (ii) U.S. $1.91, being 100% of the volume weighted average price per share of MEC Class A Stock on NASDAQ for the five trading days immediately preceding September 13, 2007. The shares of MEC Class A Stock issued pursuant to the subscription agreement were issued and sold in a private transaction exempt from registration under Section 4(2) of the United States Securities Act of 1933, as amended. The proceeds of the FEL Equity Investment have been used by MEC to fund its operations. As a result of the FEL Equity Investment, MID's voting interest and equity stake in MEC were reduced from 96.3% and 58.3%, respectively, to 95.6% and 53.9%, respectively, and the Company recorded a $3.5 million dilution loss in 2007, which is included in "dilution and other gains (losses), net" in the Company's consolidated statement of income (loss).

MEC Bridge Loan

The MEC Bridge Loan of up to $80.0 million has been made available through a non-revolving facility provided by the MID Lender. The MEC Bridge Loan proceeds may only be used by MEC in accordance with the MEC Debt Elimination Plan and are available solely to fund: (i) operations; (ii) payments of principal, interest and costs, fees and expenses due under the MEC Bridge Loan and the Project Financing Facilities; (iii) mandatory payments of interest in connection with permitted debt under the MEC Bridge Loan; (iv) mandatory capital expenditures; and (v) capital expenditures required pursuant to the terms of the joint venture arrangements between MEC and Forest City and Caruso.

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The MEC Bridge Loan has a maturity date of May 31, 2008 and bore interest at a rate per annum equal to the London Interbank Offered Rate ("LIBOR") plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%. On February 29, 2008, the interest rate on outstanding and subsequent advances under the MEC Bridge Loan was increased by a further 1.0%. The sale of MEC assets under the MEC Debt Elimination Plan has taken longer than originally contemplated and, accordingly, MID management expects that MEC will likely be unable at May 31, 2008 to repay the MEC Bridge Loan. Furthermore, it is likely that MEC will need to seek extensions from existing lenders and additional funds in the short-term from one or more possible sources, which may include the Company. The availability of such extensions and additional funds is not assumed and, if available, the terms thereof are not yet determinable.

The MEC Bridge Loan is secured by certain assets of MEC, including first ranking security over the Dixon and Thistledown lands, second ranking security over Golden Gate Fields and the Ocala lands and third ranking security over Santa Anita Park. In addition, the MEC Bridge Loan is guaranteed by certain MEC subsidiaries and MEC has pledged the shares and all other interests MEC has in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third party lender). The MEC Bridge Loan is cross-defaulted to all other obligations of MEC and its subsidiaries to the MID Lender, including the MEC Project Financing Facilities.

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). The MID Lender also receives an annual commitment fee equal to 1% of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the MEC Bridge Loan were paid by MEC. The interest rates and fees reflect MID's assessment (with the benefit of advice from its financial advisors) of the credit risk associated with MEC, taking into consideration, among other things, MEC's revised business plan pursuant to the MEC Debt Elimination Plan and the security package for the MEC Bridge Loan.

As required under the initial funding conditions of the MEC Bridge Loan, MEC had negotiated an extension of the MEC Credit Facility (see "LIQUIDITY AND CAPITAL RESOURCES — MEC") to January 31, 2008. Pursuant to the terms of the MEC Bridge Loan, advances after January 15, 2008 are subject to the MID Lender being satisfied that the MEC Credit Facility will be further extended to at least April 30, 2008 or that a satisfactory refinancing of that facility has been arranged. As the MEC Credit Facility was extended to March 31, 2008 subsequent to year-end, the MID Lender waived this condition for advances between January 15, 2008 and March 31, 2008.

The MEC Bridge Loan must be repaid with, and the commitment will be reduced by, amounts equal to all net proceeds realized by MEC from asset sales and issuances of equity (other than the FEL Equity Investment) or debt, subject to amounts required to be paid to MEC's existing lenders. Amounts repaid cannot be re-borrowed. At December 31, 2007, $38.3 million was due under the MEC Bridge Loan. Subsequent to year-end, a further $13.2 million was advanced and $1.8 million was repaid under the MEC Bridge Loan.

The provision of the MEC Bridge Loan, the amendments to the MEC Project Financing Facilities (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings") and the entering into of the Consulting Agreement (collectively, the "Bridge Financing"), were reviewed and considered by a Special Committee comprised of independent directors of MID. After considering the recommendation of the Special Committee and its own review and consideration of the Bridge Financing, the MID Board of Directors unanimously approved the transactions (excluding Mr. Stronach, who did not vote because he is also a director and the Interim Chief Executive Officer of MEC).

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REAL ESTATE BUSINESS

We are the successor to Magna's real estate division, which prior to our spin-off was organized as an autonomous business unit within Magna. The primary objective of the Real Estate Business is to increase cash flow from operations, net income and the value of our assets in order to maximize the return on our shareholders' equity over the long term. Our real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. In addition, our assets include project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park.

Subject to the significant decline in the level of business we have received from Magna over the past three years as discussed under "Our Relationship with Magna" below, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and acquired lands, including lands acquired from MEC.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. At December 31, 2007, the Real Estate Business comprises a global portfolio of 105 income-producing industrial and commercial properties located in nine countries: Canada, Austria, the U.S., Germany, Mexico, the United Kingdom, the Czech Republic, Spain and Poland. The Company's income-producing properties represent 27.3 million square feet of leaseable area with a net book value of approximately $1.3 billion at December 31, 2007. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

The Real Estate Business also owns approximately 1,400 acres of land held for future development, consisting of (i) lands held for future industrial expansion, (ii) lands that we had originally "banked" for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands that we have acquired from MEC and for which we intend to seek planning and zoning changes in order to develop mixed-use and residential projects (see "REAL ESTATE BUSINESS — Our Relationship with MEC"). We intend to rezone, develop and/or redevelop these properties over the medium- or long-term for our own account or with a joint venture partner.

Business and Operations of Magna, Our Principal Tenant

Magna and its subsidiaries are the tenants of all but eight of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, metal body and structural systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

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rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

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The weighted average lease term to expiry (based on leaseable area) of the Real Estate Business' income-producing portfolio at December 31, 2007, disregarding renewal options, is approximately 8.5 years (December 31, 2006 — 9.3 years; December 31, 2005 — 10.6 years).

Our Relationship with Magna

For the year ended December 31, 2007, the Magna group contributed approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet in 1998 to 105 properties totalling approximately 27.3 million square feet of leaseable area as at December 31, 2007. Between the end of 1998 and December 31, 2007, the total leaseable area of our income-producing property portfolio has increased by approximately 14.9 million square feet (net of dispositions), representing a nine-year compound annual growth rate of 9%.

The level of business MID has received from Magna has declined significantly over the past three years, primarily due to: pressures in the automotive industry (primarily in North America) and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the dispute between the Company and one of its shareholders, Greenlight Capital, Inc. ("Greenlight"). Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 105 properties at December 31, 2007 and we incurred a net reduction in the total leaseable area of our income-producing property portfolio of approximately 0.2 million square feet during fiscal 2007. Between the end of 2004 and December 31, 2007, the total leaseable area of our income-producing property portfolio has grown at a compound annual growth rate of 2%.

Pressures in the Automotive Industry and Magna Plant Rationalization Strategy

Given the concentration of our rental portfolio with the Magna group, the trends in the automotive sector have an impact on our Real Estate Business. A number of trends have had a significant impact on the global automotive industry in recent years, including declining North American production volumes, pricing pressures and the growth of the automobile industry in low cost countries. These trends and the competitive environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and rationalize its existing manufacturing footprint.

During 2005, Magna announced that it would be engaging in a plant rationalization strategy. To date, Magna's rationalization strategy has included 14 facilities under lease from the Company — ten in North America and four in Europe.

In 2006, MID sold two of these properties (one in North America and one in Europe) representing an aggregate of 46 thousand square feet of leaseable area with annualized lease payments of $0.3 million. During 2007, MID sold two additional properties (one in North America and one in Europe) representing 135 thousand square feet of leaseable area with annualized lease payments of approximately $0.9 million. In conjunction with MID selling these four facilities, the leases were terminated by mutual agreement of MID and Magna, although Magna's environmental indemnity continues for a specified period of time. Magna did not pay termination fees associated with these lease terminations, although Magna has paid certain costs associated with the sale of these properties and, in one case, transferred tenant improvements to MID.

In 2007, MID and Magna agreed to the assignment to third parties of the leases on one of the two remaining European properties and one of the eight remaining North American properties, representing an aggregate of 118 thousand square feet of leaseable area with annualized lease payments of approximately $0.8 million. Under the terms of the lease assignments, pursuant to indemnities from the prior tenants, the Company will continue to receive the same rent for the remainder of the existing lease terms. In addition, the Company negotiated lease extensions for both facilities.

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MID and Magna are also in discussions to terminate the lease on the last remaining European property, which is located in the United Kingdom, representing 182 thousand square feet of leaseable area and annualized lease payments of approximately $0.7 million (which is excluded from the Company's reported amount of annualized lease payments at December 31, 2007). The highest and best use of this property is residential and the Company is in the process of rezoning the property and seeking approval of its redevelopment plans. In order to allow the Company to move ahead with the redevelopment, the Company is negotiating a termination of the existing lease with Magna which, at the earliest, expires in 2013. The Company anticipates paying Magna approximately $2.0 million to terminate the lease retroactive to May 31, 2007. The anticipated termination payment has been included in the Real Estate Business' "real estate properties, net" (see "REAL ESTATE BUSINESS — Real Estate Assets — Properties Held for Development") and "accounts payable and accrued liabilities" at December 31, 2007 on the Company's consolidated balance sheet.

The remaining seven properties under lease from the Company that are included in Magna's announced rationalization strategy have an aggregate net book value of $26.4 million and represent 898 thousand square feet of leaseable area with annualized lease payments of approximately $3.4 million, representing 1.9% of MID's annualized lease payments at December 31, 2007.

Magna continues to be bound by the terms of the lease agreements for these seven properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including releasing Magna from its obligation to continue to pay rent under these leases under certain circumstances.

Shareholder Dispute

In January 2005, Greenlight, one of MID's largest shareholders, requisitioned a special meeting of MID's shareholders for the purpose of considering certain proposals. The Company's Board of Directors recommended that shareholders vote against the proposals and the proposals were defeated at the special meeting held in May 2005. On August 2, 2005, Greenlight filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers (the "Greenlight Litigation"). The hearing of the application concluded on March 1, 2006 and on October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application. On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants' factum. The Company and the other respondents filed their responding facta in July 2007 and the Company expects the appeal hearing to take place in late April 2008. The Company continues to consider Greenlight's oppression claim to be without merit and, together with the other respondents, will vigorously defend against the appeal. In March 2008, the Company received a shareholder proposal from Greenlight for consideration at MID's May 2008 Annual and Special Meeting.

Our Relationship with MEC

Our relationship with MEC provides us with the opportunity to purchase and/or participate in the development of MEC's under-utilized lands and non-core real estate assets, as well as the development/redevelopment of new and existing MEC properties, including the development of alternative gaming facilities and/or residential projects.

In December 2004, we participated in the redevelopment of the racing and alternative gaming facilities at Gulfstream Park by making available to the wholly-owned subsidiary of MEC that owns that facility a project financing facility of up to $162.3 million plus costs and capitalized interest. In July 2005, we participated in the redevelopment of Remington Park's alternative gaming facility by making available to the wholly-owned subsidiary of MEC that operates that facility a project financing facility of up to $34.2 million plus costs and capitalized interest.

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During 2007, MID acquired all of MEC's interests and rights in four real estate properties to be held for future development: a 34 acre parcel in Aurora, Ontario; a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; a 157 acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center; and a 205 acre parcel of land located in Bonsall, California. MID paid cash consideration of approximately Cdn. $12.0 million ($10.1 million), $20.0 million, $35.0 million and $24.0 million, respectively, for these interests and rights. In addition, MID granted MEC a profit participation right in respect of each property, other than the Bonsall property, which entitles MEC to receive additional cash proceeds equal to 15% of the net proceeds from any sale or development of the applicable property after MID achieves a 15% internal rate of return.

The Company intends to develop the Aurora, Palm Beach County and Bonsall properties for residential use and the Howard County property for mixed-use, including office, retail and residential. The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by MEC. MID has agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease terminates on June 6, 2010, subject to early termination by either party on four months written notice.

Based on the fair values of the properties determined in conjunction with these transactions, MEC recognized an impairment loss of $1.3 million for one of these properties in the fourth quarter of 2006 and an aggregate $48.8 million gain on the disposal of the other three properties in 2007.

We may make further investments in MEC, whether in the form of debt, equity or otherwise, or we may decrease our holdings in MEC. We are not subject to any restrictions regarding future investments in MEC and have not guaranteed any of MEC's debt obligations or other commitments. We may also acquire additional properties from MEC. Any such potential transactions would be subject to review by MID's Special Committee of Independent Directors and the approval of the MID Board.

Real Estate Business Highlights

(in millions, except number of properties and per share information)	2007	2006	Change
Total revenues	$189.5	$184.8	3%
Rental revenue	$167.0	$155.5	7%
Interest and other income from MEC	$22.5	$29.3	(23%	)
Net income(1)	$110.3	$98.5	12%
Funds from operations ("FFO")(2)	$142.2	$138.2	3%
Diluted FFO per share(2)	$2.96	$2.86	3%
Number of income-producing properties	105	109	(4%	)
Leaseable area (sq. ft.)	27.3	27.5	(1%	)
Annualized lease payments ("ALP")(3)	$177.2	$159.2	11%
Income-producing property, gross ("IPP")	$1,670.5	$1,505.1	11%
ALP as percentage of IPP	10.6%	10.6%

(1)
Refer to footnote 4 under "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA".

(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the table under the heading "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Funds From Operations".

(3)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the fiscal year were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the fiscal year (see "GENERAL — Foreign Currencies").

10    MI Developments Inc.      2007

Real Estate Business Results of Operations

Rental Revenue

Rental revenue, year ended December 31, 2006	$155.5
Completed projects on-stream	2.7
Contractual rent increases	1.4
Disposals and vacancies of income-producing properties	(1.4)
Effect of changes in foreign currency exchange rates	8.9
Other	(0.1)

Rental revenue, year ended December 31, 2007	$167.0

Approximately 76% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $8.9 million positive impact on reported rental revenues, as the U.S. dollar continued to weaken against most foreign currencies in which the Company conducts business. Other positive impacts to rental revenues were provided from completed projects brought on-stream and from contractual rent increases. Completed projects include 67 thousand square feet of leaseable area, brought on-stream during 2007, contributing $0.5 million of revenue (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Annualized Lease Payments") and 0.8 million square feet of leaseable area, brought on-stream in 2006, contributing $2.2 million of additional revenue.

Annual contractual rent increases contributed $1.0 million in additional revenue, while other contractual rent increases contributed $0.4 million in additional revenue.

Disposals and vacancies, resulting primarily from the activities discussed under "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy", reduced rental revenues by $1.4 million in 2007 compared to 2006.

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, decreased from $29.3 million in 2006 to $22.5 million in 2007. The decrease is primarily due to the repayment in November 2006 of the 2005 MEC Bridge Loan (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — 2005 MEC Bridge Loan"), which contributed $12.7 million in 2006, partially offset by $5.9 million of additional interest and other income from MEC in 2007 due to the increased level of borrowings under the MEC Project Financing Facilities and the MEC Bridge Loan.

General and Administrative Expenses

General and administrative expenses increased by $1.8 million from $21.0 million in the prior year to $22.8 million for 2007. General and administrative expenses for 2006 include (i) $2.5 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken, and (ii) $0.8 million of costs incurred in association with the Company's defence against the Greenlight Litigation, which were offset by a $1.3 million recovery of such costs under the Company's insurance policy. General and administrative expenses for 2007 include (i) $2.2 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately, were not undertaken, (ii) $2.0 million of costs associated with the Company's contribution of land to a not-for-profit organization to assist Hurricane Katrina relief efforts (the "Hurricane Katrina donation" — see "REAL ESTATE BUSINESS — Real Estate Assets — Properties Held for Development"), and (iii) $0.3 million of costs associated with the Company's defence against the Greenlight Litigation. Excluding these items, general and administrative expenses decreased from $19.0 million in the prior year to $18.3 million in 2007, primarily due to reductions in professional fees related to the Company's compliance with Sarbanes-Oxley legislation (first implemented in 2006), repairs and maintenance costs and stock-based compensation expense, partially offset by increased salaries and related benefits.

MI Developments Inc.      2007    11

Depreciation and Amortization Expense

Depreciation and amortization expense increased 6% to $41.5 million in 2007 compared to $39.2 million in 2006, primarily due to the increase in the average exchange rates of the Canadian dollar and euro against the U.S. dollar during 2007 compared to the prior year.

Interest Expense, Net

Net interest expense was $8.0 million in 2007 ($15.4 million of interest expense less $7.4 million of interest income) compared to $10.4 million in 2006 ($14.4 million of interest expense less $4.0 million of interest income). The $3.4 million increase in interest income is due primarily to the Real Estate Business having more cash available for short-term investment as a result of MEC repaying the 2005 MEC Bridge Loan in November 2006. Foreign exchange increased interest expense by $0.9 million, as the Company's senior unsecured debentures are denominated in Canadian dollars.

Gain on Disposal of Real Estate

During 2007, the Real Estate Business recognized a $1.5 million gain on the disposal of one property previously held for sale and two income-producing properties, compared to a $0.2 million gain on the sale of two income-producing properties in 2006 (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy").

Dilution and Other Gains

During 2007, the Real Estate Business recognized $7.7 million of net currency translation gains compared to currency translation gains of $1.9 million in 2006. These gains, which were previously included in the "accumulated other comprehensive income" component of shareholders' equity, were recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

The Real Estate Business' income tax expense for 2007 was $16.0 million, representing an effective tax rate of 12.7% compared to an effective tax rate for 2006 of 15.3%. The income tax expense for 2007 includes (i) $5.4 million of future tax recoveries realized from the reduction in future tax rates (primarily in Canada) and changes in tax legislation in certain countries in which the Real Estate Business operates, (ii) a $1.1 million current tax recovery due primarily to a favourable tax reassessment received in 2007 in relation to land sold in a prior year, and (iii) $0.4 million of income tax expense related to the gain on disposal of real estate. The income tax expense for 2006 includes (i) a $2.1 million future tax recovery from a reduction in the Canadian future tax rate, and (ii) $0.1 million of income tax expense related to the gain on disposal of real estate. Excluding these items and the currency translation gains discussed previously, which are not subject to tax, the Real Estate Business' effective tax rate was 18.9% for 2007 compared to 17.3% for 2006. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This 1.6% increase in the effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates.

Net Income

Net income for 2007 of $110.3 million increased by 12% compared to net income of $98.5 million for 2006. A positive contribution of $15.9 million arose from increases of $4.8 million in revenues, $1.3 million in the gain on disposal of real estate and $5.8 million in dilution and other gains, as well as reductions of $2.3 million in net interest expense and $1.7 million in income tax expense. These amounts were partially offset by a negative contribution of $4.1 million from increases of $1.8 million in general and administrative expenses and $2.3 million in depreciation and amortization.

12    MI Developments Inc.      2007

Funds From Operations

(in thousands, except per share information)	2007	2006	Change
Net Income(1)	$110,311	$98,510	12%
Add back (deduct) non-cash items:
Depreciation and amortization(1)	41,541	39,225	6%
Future income taxes(1)	(864)	2,439	N/M
Gain on disposal of real estate, net of income tax(1)	(1,089)	(95)	N/M
Dilution and other gains(1)	(7,719)	(1,921)	N/M

FFO	$142,180	$138,158	3%

Basic and diluted FFO per share	$2.96	$2.86	3%

Average number of shares outstanding (thousands)
Basic	48,073	48,301
Diluted	48,083	48,355

(1)
Refer to footnote 4 under "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA".

Excluding the $1.1 million current tax recovery related primarily to the favourable tax reassessment in 2007 discussed previously, FFO of $141.1 million for 2007 represents a 2% increase from FFO for 2006. This increase in FFO is due to a $4.8 million increase in revenues and a $2.3 million reduction in net interest expense, partially offset by increases of $1.8 million in general and administrative expenses and $2.4 million in current income tax expense.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2006	$159.2
Completed projects on-stream	1.5
Contractual rent increases	1.2
Disposals and vacancies of income-producing properties	(1.7)
Effect of changes in foreign currency exchange rates	17.0

Annualized lease payments, as at December 31, 2007	$177.2

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the fiscal period were in place for an entire year, with rents denominated in foreign currencies being converted into U.S. dollars based on exchange rates in effect at the last day of the fiscal period (see "GENERAL — Foreign Currencies").

Annualized lease payments at December 31, 2007 were $177.2 million, an increase of $18.0 million or 11% compared to $159.2 million at December 31, 2006. The continued weakening of the U.S. dollar resulted in a $17.0 million positive impact on the Real Estate Business' annualized lease payments. The completion of four Magna-related expansion projects in 2007 added an aggregate of 67 thousand square feet of leaseable area and increased annualized lease payments by $1.5 million. Annual contractual rent increases resulted in a $1.0 million increase in annualized lease payments, while other contractual rent increases resulted in a $0.2 million increase. Partially offsetting these positive contributions is a $1.7 million decrease in annualized lease payments resulting primarily from the activities discussed under "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy".

MI Developments Inc.      2007    13

The annualized lease payments by currency at December 31, 2007 and December 31, 2006 were as follows:

	December 31, 2007		December 31, 2006
euro	$72.5	41%	$65.6	41%
Canadian dollar	59.6	34	48.9	31
U.S. dollar	43.1	24	42.1	26
Other	2.0	1	2.6	2

	$177.2	100%	$159.2	100%

Real Estate Business Statements of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $142.2 million in 2007 compared to $123.5 million in 2006. The increase is due to an $11.8 million increase in net income and a $6.9 million increase in non-cash items (see note 17 to the consolidated financial statements).

Changes in non-cash balances provided $6.7 million of cash in 2007 compared to $7.4 million of cash used by changes in non-cash balances in 2006 (see note 17 to the consolidated financial statements).

Cash Used in Investing Activities

During 2007, the Real Estate Business, through the MID Lender, advanced $54.6 million to MEC and certain of its subsidiaries under the MEC Bridge Loan and MEC Project Financing Facilities. The Real Estate Business also spent $115.8 million on real estate property expenditures, including approximately $89.1 million to acquire all of MEC's interests and rights in four real estate properties to be held for future development (see "REAL ESTATE BUSINESS — Our Relationship with MEC"). These cash outflows were partially offset by $5.6 million of repayments under the MEC Project Financing Facilities and $6.3 million of proceeds on the sale of two income-producing properties (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy") and one property previously held for sale.

Cash Used in Financing Activities

During 2007, the Real Estate Business used $52.1 million to purchase 1,660,800 of the Company's Class A Subordinate Voting Shares for cancellation under a normal course issuer bid program (see "OUTSTANDING SHARES"). The Company also paid dividends of $28.8 million (see "DIVIDENDS") and repaid $0.4 million of long-term debt. These uses of cash were partially offset by $1.1 million of cash generated from the issuance of 38,456 Class A Subordinate Voting Shares upon the exercise of stock options in 2007.

Real Estate Assets

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development, and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	December 31, 2007	December 31, 2006
Income-producing real estate properties	$1,324.7	$1,230.1
Properties held for development	226.3	115.9
Properties under development	9.5	0.7
Properties held for sale	1.4	1.9

Real estate properties, net	$1,561.9	$1,348.6

14    MI Developments Inc.      2007

Income-Producing Properties

At December 31, 2007, the Real Estate Business had 105 income-producing properties under operating leases, representing 27.3 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria. The book value of the income-producing portfolio by country as at December 31, 2007 was as follows:

	Book Value	Percent of Total
Canada	$459.2	35%
Austria	394.0	30
U.S.	243.7	18
Germany	115.8	9
Mexico	74.9	5
Other European countries	37.1	3

	$1,324.7	100%

Properties Held for Development

Included in properties held for development at December 31, 2006 is 790.7 acres of land in Simmesport, Louisiana purchased in 2005 for $2.4 million. In the fourth quarter of 2005, the Real Estate Business committed to donating approximately 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding from Magna and other Canadian sources. In 2007, the Real Estate Business donated substantially all of the land to the same not-for-profit organization. As a result, $2.0 million of costs associated with this further donation have been included in the Real Estate Business' "general and administrative" expenses in 2007.

Excluding the Louisiana lands, the Real Estate Business had approximately 1,400 acres of land held for development with a book value of $226.3 million at December 31, 2007 compared to approximately 950 acres of land with a book value of $113.5 million at December 31, 2006.

The increase in the book value of properties held for development is primarily due to:

•
the acquisition of all of MEC's interests and rights in four real estate properties representing an aggregate of 459.7 acres of land for aggregate cash consideration of approximately $89.1 million (see "REAL ESTATE BUSINESS — Our Relationship with MEC");

•
the reclassification of an income-producing property in Europe, including 10.3 acres of land (book value of $7.2 million at December 31, 2007), into properties held for development in anticipation that the property will be redeveloped for residential use (see "REAL ESTATE BUSINESS — Our Relationship with Magna — Pressures in the Automotive Industry and Magna Plant Rationalization Strategy"); and

•
a $12.3 million increase in book value due to the foreign exchange impact of the weakening U.S. dollar.

Properties Under Development

At December 31, 2007, the Real Estate Business had two properties under development in Germany. These developments are expansions and renovations to existing facilities and will add 85 thousand square feet to the Real Estate Business' income-producing portfolio when completed. The total anticipated cost related to these projects is approximately $12.1 million, of which $9.5 million had been incurred as of December 31, 2007.

MI Developments Inc.      2007    15

Loans Receivable from MEC

MEC Project Financings

The MID Lender has made available project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest, in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows Training Center. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows Training Center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows Training Center and Remington Park and over all other assets of Gulfstream Park, Palm Meadows and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation).

Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities (other than the new tranches of the Gulfstream Park project financing facility described below) bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date (or since inception for the new tranches of the Gulfstream Park project financing facility described below), amounts outstanding under each of the MEC Project Financing Facilities bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended). However, since the completion date for Remington Park, there has been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. During the year ended December 31, 2007, $4.0 million (2006 — $5.0 million) of such payments were made. Commencing January 1, 2007, the MID Lender is entitled to receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period was extended to May 1, 2007, at which time monthly payments commenced).

In June 2006, the MID Lender consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases. Such funds, which would ordinarily be "trapped" at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, were in excess of the existing cash requirements of the applicable subsidiaries and were used by MEC solely to fund payments that were necessary in connection with the operation of the business of MEC and that could not be deferred on a commercially reasonable basis. The MID Lender received waiver fees of $0.1 million (1% of the full amount released), which fees were capitalized under the applicable project financing facility.

16    MI Developments Inc.      2007

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan); and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008. In consideration of these amendments and subject to certain conditions, the MID Lender agreed to waive the make-whole payment for any repayments made under the MEC Project Financing Facilities on or prior to May 31, 2008 and adjust the amortization schedule for the Gulfstream Park project financing facility following receipt of the $100.0 million repayment, provided that (i) repayments under the Gulfstream Park project financing facility are first applied to the July 2006 slots tranche, then to the December 2006 slots tranche (for each of which there is no make-whole payment), and then to the original tranche and (ii) no event of default exists under the MEC Project Financing Facilities. The sale of MEC assets under the MEC Debt Elimination Plan has taken longer than originally contemplated and, accordingly, MID management expects that MEC will likely be unable to make the required $100.0 million repayment under the Gulfstream Park project financing facility by May 31, 2008.

At December 31, 2007, there were balances of $133.5 million, $24.7 million and $13.9 million due under the initial tranche, the July 2006 slots tranche and the December 2006 slots tranche, respectively, of the Gulfstream Park project financing facility (for an aggregate balance of $172.1 million). A balance of $27.7 million was due under the Remington Park project financing facility.

Subsequent to year-end, Remington Park agreed to purchase 80 Class III slot machines from GPRA with funding from the Remington Park project financing facility. Accordingly, $1.0 million was advanced under the existing Remington Park project financing facility subsequent to year-end. Also subsequent to year-end, $0.4 million was advanced under the December 2006 slots tranche of the Gulfstream Park project financing facility.

2005 MEC Bridge Loan

In July 2005, the MID Lender provided MEC with a bridge loan of up to $100.0 million, expiring August 31, 2006 (the "2005 MEC Bridge Loan"). The 2005 MEC Bridge Loan bore interest at a fixed rate equal to LIBOR plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), subject to a minimum rate of 9.0%. In addition, MEC was subject to an annual commitment fee equal to 1.0% of the undrawn facility. The 2005 MEC Bridge Loan was secured by certain assets of MEC and guaranteed by certain subsidiaries of MEC, and was also cross-defaulted to all other obligations of MEC and its subsidiaries to MID and its subsidiaries.

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In July 2006, the maturity date of the 2005 MEC Bridge Loan was extended from August 31, 2006 to December 5, 2006 in anticipation of the final closing of MEC's sale of The Meadows.

In September 2006, the MID Lender agreed to make available to MEC $19.0 million of increased funding under the 2005 MEC Bridge Loan. Pursuant to the terms of the September 2006 amendments, and as a result of MEC not completing its sale of The Meadows by a specified deadline, the interest rate for all amounts under the 2005 MEC Bridge Loan was increased by 2.5% per annum effective November 7, 2006.

On November 14, 2006, MEC used part of the proceeds received in connection with the sale of The Meadows to repay in full the 2005 MEC Bridge Loan. Accordingly, the 2005 MEC Bridge Loan was terminated and the MID Lender released the security provided to it under the facility.

Each of the amendments to the Gulfstream Park project financing facility and the 2005 MEC Bridge Loan was approved by the MID Board of Directors (with Messrs. Stronach and Mills refraining from voting given their positions as directors of MEC) based on, among other things, a recommendation from a Special Committee of independent directors of MID.

Real Estate Business Supplementary Quarterly Financial Data (Unaudited)
(in thousands, except per share information)

Year Ended December 31, 2007	March 31	June 30	September 30	December 31	Total
Total revenues	$44,758	$46,082	$47,316	$51,391	$189,547
Rental revenue	$39,896	$41,000	$41,924	$44,188	$167,008
Interest and other income from MEC	$4,862	$5,082	$5,392	$7,203	$22,539
Net income(1)	$23,671	$21,492	$27,413	$37,735	$110,311
FFO(1)	$34,203	$31,282	$37,292	$39,403	$142,180
Basic and diluted FFO per share(1)	$0.71	$0.64	$0.77	$0.84	$2.96
Diluted shares outstanding	48,414	48,419	48,332	47,249	48,083

Year Ended December 31, 2006	March 31	June 30	September 30	December 31	Total
Total revenues	$43,739	$46,578	$47,874	$46,591	$184,782
Rental revenue	$37,343	$39,050	$39,582	$39,558	$155,533
Interest and other income from MEC	$6,396	$7,528	$8,292	$7,033	$29,249
Net income(1)	$22,172	$29,167	$23,868	$23,303	$98,510
FFO(1)	$33,216	$36,047	$34,961	$33,934	$138,158
Basic and diluted FFO per share(1)	$0.69	$0.75	$0.72	$0.70	$2.86
Diluted shares outstanding	48,346	48,343	48,340	48,386	48,355

(1)
Refer to footnote 4 under "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA".

18    MI Developments Inc.      2007

MAGNA ENTERTAINMENT CORP.

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Oregon and Ebreichsdorf, Austria. In addition, MEC operated a racetrack in Michigan until November 2007 and, under a management agreement, operates a racetrack in Pennsylvania that it previously owned. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages seven thoroughbred racetracks, one standardbred (harness racing) racetrack and two racetracks that run both thoroughbred and quarterhorse meets, as well as the simulcast wagering venues at these tracks. Also, MEC previously managed the thoroughbred and standardbred racing at Magna Racino™, but now expects that a local operator will manage future meets at that facility. Three of the racetracks owned or operated by MEC (Gulfstream Park, Remington Park and Magna Racino™) include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa, Dubai, Germany, the United Kingdom and Hong Kong, and a European account wagering service known as MagnaBet™. Under a series of March 2007 agreements with Churchill Downs Incorporated ("CDI"), MEC also owns a 50% interest in a joint venture, TrackNet Media Group, LLC ("TrackNet Media"), a content management company formed for distribution of the full breadth of MEC's horseracing content. In addition to making horseracing content available for both MEC and CDI, TrackNet Media also makes such content available for third parties, including racetracks, off-track betting facilities, casinos and advance deposit wagering companies, and purchases horse racing content from third parties to be made available through CDI's and MEC's respective outlets. The TrackNet Media arrangement also involves the exchange by MEC and CDI of their respective horseracing signals such that CDI's racing content is available for wagering through MEC-owned tracks and simulcast-wagering facilities and through MEC's advance deposit wagering platform, XpressBet®, and MEC's racing content is similarly available for wagering through CDI tracks and off-track betting facilities and through CDI-owned advance deposit wagering platforms. A separate joint venture with CDI also involves the ownership by MEC and CDI of equal (50%) shares in HorseRacing TV™ ("HRTV™"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). HRTV™ is currently distributed to more than 15 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks to paying subscribers, via private direct to home satellite. MEC also owns AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres in Palm Beach County, Florida and in the Baltimore, Maryland area and, under a triple-net lease agreement with MID (see "REAL ESTATE BUSINESS — Our Relationship with MEC"), operates an additional thoroughbred training centre situated near San Diego, California. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to its racetracks, MEC's real estate portfolio includes a residential development in Austria. MEC is also working with potential developers and strategic partners on proposals for developing leisure and entertainment and/or retail-based projects on the under-utilized lands surrounding, or adjacent to, certain of MEC's premier racetracks. MEC and Forest City are the members of a joint venture formed pursuant to a May 2005 Limited Liability Company Agreement. The joint venture contemplates the development of The Village at Gulfstream Park, a 60-acre master-planned lifestyle destination, which will offer shops, destination retailers, signature restaurants, entertainment options and a residential live/work environment on a portion of the Gulfstream Park property. The groundbreaking for Phase 1 of this project occurred in June 2007. MEC has also entered into definitive operating agreements with certain affiliates of Caruso regarding the proposed mixed use development of approximately 51 acres surrounding Santa Anita Park, though construction has not yet commenced due to a legal challenge from a developer of a neighbouring parcel.

As discussed previously, MEC has announced that, pursuant to the MEC Debt Elimination Plan, it is pursuing the sale of certain real estate, racetracks and other assets as well as considering strategic transactions involving its other racing, gaming and technology operations (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing — MEC Debt Elimination Plan").

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MEC Results of Operations

Basis of Presentation

The following discussion is based on MEC's results of operations included in MID's consolidated statements of income (loss) for the years ending December 31, 2007 and 2006.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC's racing business. In 2007, MEC operated its racetracks included in continuing operations for 28 fewer live race days compared to the prior year, primarily due to a decrease in the number of awarded live race days at Golden Gate Fields in 2007 compared to 2006 and planned reductions in live race days at Magna Racino™.

Set forth below is a list of MEC's total live race days by racetrack for the years ended December 31, 2007 and 2006.

	2007	2006
Continuing Operations Racetracks:
Santa Anita Park(1)	85	86
Gulfstream Park	88	87
Golden Gate Fields	98	106
Laurel Park(2)	148	152
Lone Star Park	99	97
Pimlico Race Course(2)	31	31
The Meadows	205	208
Magna Racino™	25	40

	779	807

Discontinued Operations Racetracks:
Thistledown	136	156
Remington Park	119	118
Portland Meadows	75	89
Great Lakes Downs	98	101

	428	461

Total	1,207	1,268

(1)
Excludes The Oak Tree Meet, which consisted of 31 days in 2007 and 26 days in 2006.

(2)
The Maryland Jockey Club ("MJC") consists of Laurel Park and Pimlico Race Course.

There are also many other factors that have a significant impact on MEC's racetrack revenues. Such factors include, but are not limited to: the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities; attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet® and MagnaBet™ systems; the number of races conducted at MEC's racetracks and at racetracks whose signals MEC imports; the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

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MEC's total revenues for 2007 were $627.6 million, including $619.4 million from racing and gaming operations and $8.2 million from other operations. This compares to revenues of $583.0 million in 2006, which include $578.0 million from racing operations and $5.0 million from other operations.

The revenue increase of $41.4 million, or 7%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's Florida operations being $34.1 million higher than in the prior year, primarily due to the opening of casino operations at Gulfstream Park in November 2006 and expanded casino operations in March 2007, which generated $41.1 million of revenues in 2007 compared to $9.0 million in 2006, and increased simulcasting revenues with new legislation in 2007 allowing MEC to simulcast year round, partially offset by reductions in wagering at Gulfstream Park's racing operations, despite one additional live race day, caused, in part, by the limited access to automated teller machines and cheque cashing services on site at Gulfstream Park; and

•
MEC's PariMax revenues being $20.0 million higher than in the prior year, primarily as a result of $17.9 million of additional revenues recognized due to the acquisition in July 2006 by a wholly-owned subsidiary of MEC of the remaining 70% equity interest in AmTote (the "AmTote Acquisition") and $5.8 million of increased revenues at XpressBet® due to a 14% increase in U.S. handle compared to the prior year, partially offset by a $3.4 million reduction in revenues at MagnaBet™ due to a decline in handle as a result of wagering platform changes and the termination of a contract with a German television service;

partially offset by:

•
revenues in MEC's Maryland operations being $4.1 million lower than in the prior year, primarily due to four fewer live race days at Laurel Park;

•
revenues in MEC's Northern U.S. operations being $3.7 million lower than in the prior year, primarily due to three fewer live race days at The Meadows;

•
revenues in MEC's California operations being $2.5 million lower than in the prior year, primarily due to eight fewer live race days at Golden Gate Fields;

•
revenues in MEC's European operations being $1.3 million lower than in the prior year, primarily due to 15 fewer live race days at Magna Racino™; and

•
the elimination of $3.5 million of inter-company revenues between business units in relation to AmTote being a wholly-owned subsidiary throughout 2007.

The $3.2 million increase in revenue from other operations in 2007 compared to the prior year is primarily due to increased sales of housing units at MEC's European residential development.

Purses, Awards and Other

Purses, awards and other expenses increased by $7.4 million, or 3%, to $290.5 million in 2007 from $283.1 million in 2006, primarily due to $28.3 million of expenses in 2007 compared to $6.1 million of expenses in 2006 attributable to the opening of the casino facility at Gulfstream Park in November 2006 and the expanded casino facility in March 2007, partially offset by reduced costs from lower wagering at Golden Gate Fields, Laurel Park, Gulfstream Park, MagnaBet™ and The Meadows for reasons noted above and the intercompany elimination (as a result of the AmTote Acquisition) of tote fees paid by MEC's racetracks to AmTote.

As a percentage of gross wagering and gaming revenues, purses, awards and other expenses decreased from 63% in 2006 to 61% in 2007, primarily due to lower wagering at MagnaBet™ which has historically had higher than average purses, awards and other costs.

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Operating Costs

Operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment and pre-opening costs.

Operating costs increased by $23.2 million, or 9%, to $282.9 million in 2007 compared to $259.7 million in the prior year, primarily due to:

•
a $23.9 million increase in costs in MEC's Florida operations, primarily due to operating costs at Gulfstream Park for the new casino facility;

•
a $4.3 million increase in costs in MEC's PariMax operations, primarily as a result of the AmTote Acquisition, partially offset by reduced costs at HRTV™ with the formation of the joint venture with CDI; and

•
a $1.1 million increase in costs related to MEC's European residential development, primarily due to a $0.9 million recovery from a contractor of warranty costs in the prior year with respect to previously built housing units;

partially offset by a $7.7 million reduction in predevelopment and other costs, primarily due to (i) $3.0 million of deferred development costs expensed in 2006 in relation to the Romulus, Michigan licence, (ii) $2.1 million of pre-opening costs incurred in 2006 in relation to the opening of the Gulfstream Park casino facility, (iii) a $1.6 million decrease in costs to pursue alternative gaming opportunities, (iv) a $1.0 million decrease in costs relating to MEC's pursuit of certain financing initiatives, (v) a $0.6 million recovery in 2007 of costs related to the Florida slots initiatives incurred in 2006, and (vi) a $0.3 million decrease in costs related to development initiatives to enhance MEC's racing operations, partially offset by $0.9 million of costs in 2007 related to the Dixon Downs campaign.

As a percentage of total revenues, operating costs remained constant at 45% in 2007 and 2006.

General and Administrative Expenses

MEC's general and administrative expenses increased by $3.2 million, or 5%, to $70.4 million in 2007 compared to $67.2 million in 2006. The increase is primarily attributable to MEC's technology operations resulting from the AmTote Acquisition, partially offset by a reduction in general and administrative expenses at several of MEC's racetracks as a result of cost reduction initiatives. As a percentage of total revenues, general and administrative expenses decreased marginally from 12% in 2006 to 11% in 2007.

Depreciation and Amortization Expense

Depreciation and amortization increased from $39.7 million in 2006 to $41.8 million in 2007, primarily due to increased depreciation on the slots facility at Gulfstream Park and on fixed assets acquired in the AmTote acquisition, partially offset by reduced depreciation at Magna Racino™ resulting from the write-down of long-lived assets in the fourth quarter of 2006.

Interest Expense, Net

MEC's net interest expense for 2007 decreased by $6.7 million, or 11%, to $53.3 million in 2007 compared to $60.0 million in 2006. The lower net interest expense is primarily attributable to the repayment of the 2005 MEC Bridge Loan in the fourth quarter of 2006, reduced borrowings under the MEC Credit Facility and the repayment of other debt during 2006 from the proceeds of various asset sales, partially offset by increased borrowings under the Gulfstream Park project financing facility and the MEC Bridge Loan and $2.2 million less of capitalized interest, as $0.4 million of interest was capitalized in 2007 compared to $2.6 million in 2006.

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Write-down of MEC's Long-lived Assets

During 2007, MEC recognized a non-cash impairment charge of $1.3 million in connection with the real estate in Porter, New York (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing"), representing the excess of the carrying value of this real estate over its fair value, less selling costs. The write-down of MEC's long-lived assets in 2006 is comprised of a $76.2 million write-down of Magna Racino™'s long-lived assets and the $1.3 million impairment loss on MEC's Canadian residential development land discussed previously (see "REAL ESTATE BUSINESS — Our Relationship with MEC").

Gain on Disposal of Business

In 2006, MEC recognized a gain of $115.2 million on the sale of The Meadows completed on November 14, 2006.

Gain on Disposal of Real Estate

During 2007, MEC recognized a gain of $48.8 million on the sale of its interests and rights in three real estate properties to MID, in return for cash consideration of approximately $79.0 million (see "REAL ESTATE BUSINESS — Our Relationship with MEC"). In 2006, MEC recognized a gain of $2.9 million on the sale to Magna for cash consideration of $5.6 million of a real estate property held for sale and located in the United States.

Income Taxes

MEC recorded an income tax recovery of $4.4 million on a loss before dilution and other losses, income taxes and minority interest of $63.8 million for 2007 compared to an income tax recovery of $7.3 million on MEC's loss before dilution and other gains, income taxes and minority interest of $86.1 million in 2006. The income tax recovery in 2007 represents the income tax benefit of consolidating AmTote's operations into MEC's consolidated tax position in 2007, as well as the release of valuation allowances on tax losses used in the current year and applied to gains recognized on land sales. The income tax recovery in 2006 represents the reversal of net future tax liabilities associated with temporary differences related to Magna Racino™'s long-lived assets, which were written down, partially offset by income tax expense recognized in certain U.S. operations.

Discontinued Operations

Discontinued operations for 2007 and 2006 include the operations of Remington Park, Thistledown, Portland Meadows and Great Lakes Downs (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing"). Discontinued operations for 2006 also include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006.

As disclosed in note 3 to the consolidated financial statements, MEC had a loss before minority interest from discontinued operations of $5.9 million in 2007 compared to income before minority interest from discontinued operations of $13.2 million in 2006. Discontinued operations in 2006 included a $22.4 million gain on the disposal of the Fontana Golf Club and the sale of a restaurant and related real estate in the United States, which was partially offset by a $1.2 million impairment loss on the disposal of the Magna Golf Club. The Company recognized a minority interest recovery of $2.6 million for discontinued operations in 2007 compared to a $5.5 million expense in 2006, resulting in a loss from discontinued operations of $3.3 million in 2007 compared to income from discontinued operations of $7.7 million in 2006.

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Net Loss

MEC had net a net loss of $18.8 million in 2007 compared to $38.1 million in 2006. These results include dilution and other gains (losses) and the minority interest impact as detailed later in the MD&A under "MID CONSOLIDATED RESULTS OF OPERATIONS". Excluding MEC's write-down of long-lived assets, disposal gains and discontinued operations, the $23.5 million decrease in net loss is the result of a $15.4 million reduction in operating loss and a $14.7 million increase in the minority interest recovery, partially offset by a $2.9 million decrease in the income tax recovery and a $3.7 million increase in the dilution loss.

MEC Statements of Cash Flows

Cash Used in Operating Activities

MEC used $71.3 million of cash in operations before changes in non-cash balances in 2007 compared to $68.8 million in 2006. The $2.5 million increase in cash used is due to the $30.4 million reduction in net loss from continuing operations being driven by a $32.9 million improvement in the contribution to net income from non-cash items (see note 17 to the consolidated financial statements).

In 2007, $6.2 million of cash was generated by changes in non-cash balances compared to $6.4 million of cash generated in the prior year (see note 17 to the consolidated financial statements).

Cash Provided by Investing Activities

During 2007, MEC generated $95.7 million of cash from the disposal of real estate properties and fixed assets, while $81.9 million was spent on real estate property and fixed asset additions, including $19.9 million on the Gulfstream Park casino facilities, $20.7 million on the installation of synthetic racing surfaces at Santa Anita Park and Golden Gate Fields, $8.2 million on capital improvements, $7.2 million on the Gulfstream Park redevelopment, $10.8 million on equipment terminals at AmTote primarily related to new contracts and $15.1 million on expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and PariMax operations.

Cash Used in Financing Activities

During, 2007, MEC generated cash from a net increase in bank indebtedness of $32.7 million, net proceeds from the FEL Equity Investment of $19.6 million (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing — FEL Equity Investment in MEC") and $72.1 million of cash generated from the issuance of debt, including $33.8 million of advances (net of related costs) from the MID Lender under the MEC Bridge Loan (see "SIGNFICANT EVENTS — MEC Debt Elimination Plan and Financing — MEC Bridge Loan") and $18.6 million of advances (net of related costs) from the MID Lender under the Gulfstream Park project financing facility ($5.4 million and $13.2 million under the July 2006 slots tranche and December 2006 slots tranche, respectively — see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings"). These cash inflows were partially offset by the repayment of $75.1 million of long-term debt, including $1.6 million under the MEC Project Financing Facilities.

MEC Real Estate Properties

MEC owns a significant real estate portfolio. MEC characterizes this real estate according to the following categories:

	December 31, 2007	December 31, 2006
Revenue-producing racing properties	$669,388	$649,500
Under-utilized racing properties	87,128	91,016
Development properties	—	20,705
Revenue-producing non-racing properties	8,527	9,859

Real estate properties, net	$765,043	$771,080

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Included in MEC's under-utilized racing properties is land adjacent to certain of MEC's racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park, Pimlico Race Course and Magna Racino™. MEC is considering a variety of options with respect to this under-utilized land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who might provide the necessary financing.

MEC's revenue-producing non-racing real estate includes its European residential development.

MID CONSOLIDATED RESULTS OF OPERATIONS

The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the 2007 fiscal year. For a more detailed discussion of the fiscal 2007 operating results of the Real Estate Business and MEC, please refer to the discussion under "REAL ESTATE BUSINESS — Real Estate Business Results of Operations" and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations", respectively.

Revenues

Consolidated revenues in 2007 increased by $56.1 million or 8% to $794.6 million compared to $738.5 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $11.5 million, or 7%, in 2007 compared to the prior year, primarily as a result of completed projects brought on-stream in 2006 and 2007 and the impact of changes in foreign exchange rates. MEC's revenues increased by $44.6 million, or 8%, in 2007 compared to the prior year, primarily due to the opening of casino operations at Gulfstream Park in November 2006 and expanded casino operations in March 2007 and increased revenues from the AmTote Acquisition, partially offset by reduced revenues from fewer live race days in 2007.

Operating Costs and Expenses

Consolidated operating costs and expenses decreased by $36.9 million, or 4%, to $795.2 million in 2007 from $832.1 million in the prior year. Operating costs and expenses in the Real Estate Business increased to $72.4 million in 2007 compared to $70.6 million in 2006. As discussed previously, general and administrative expenses increased by $1.8 million, depreciation and amortization increased by $2.3 million and net interest expense decreased by $2.3 million.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan, the Gulfstream Park project financing facility and the 2005 MEC Bridge Loan) decreased to $718.9 million in 2007 compared to $758.8 million in 2006, primarily due to the $76.1 million reduction in the non-cash write-down of MEC's long-lived assets, partially offset by increases of $7.4 million in purses, awards and other costs, $23.3 million in operating costs, $3.5 million in general and administrative expenses and $2.0 million in depreciation and amortization.

The elimination of the effects of transactions between the Real Estate Business and MEC (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" and "REAL ESTATE BUSINESS — Our Relationship with MEC") from the consolidated results of operations resulted in $3.9 million of additional operating costs and expenses in 2007 compared to $2.7 million in 2006.

Gains on Disposal of Business

As discussed previously, MEC recognized a gain of $115.2 million in 2006 on the sale of The Meadows, completed on November 14, 2006.

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Gain on Disposal of Real Estate

As discussed previously, the Real Estate Business recognized a $1.5 million gain in 2007 on the disposal of two income-producing properties and one property previously held for sale. In 2006, the Company recorded a $3.1 million net gain on the disposal of real estate properties, including $0.2 million recognized by the Real Estate Business on the disposal of two income-producing properties and one property held for sale and $2.9 million recognized on MEC's sale to Magna of a real estate property previously held for sale.

Dilution and Other Gains (Losses), Net

During 2007, the Company recorded net dilution and other gains of $4.2 million, consisting of a net $7.7 million currency translation gain realized from capital transactions that gave rise to a reduction in the Real Estate Business' net investment in certain foreign operations and a net $3.5 million dilution loss related to the Company's investment in MEC as a result of MEC's issuance of 8,888,888 shares of MEC Class A Stock in conjunction with the FEL Equity Investment (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing — FEL Equity Investment in MEC") and 215,691 shares of MEC Class A Stock pursuant to stock-based compensation arrangements. Similarly, during 2006, the Company recorded dilution and other gains of $2.1 million, consisting of a $1.9 million currency translation gain realized from capital transactions that gave rise to a reduction in the Real Estate Business' net investment in certain foreign operations and a $0.2 million dilution gain related to the Company's investment in MEC as a result of MEC's issuance of 142,921 shares of MEC Class A Stock pursuant to stock-based compensation arrangements.

Income Taxes

The Company recorded an income tax expense of $13.0 million in 2007 against $0.8 million of income from continuing operations before dilution and other gains, income taxes and minority interest. By comparison, in 2006, an income tax expense of $10.5 million resulted from $24.6 million of income from continuing operations before dilution and other gains, income tax expense and minority interest. In order to better understand the Company's income taxes, see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Income Taxes" and "Magna Entertainment Corp. — MEC Results of Operations — Income Taxes".

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $47.5 million in 2007 compared to $32.8 million in 2006. The increase in the minority interest recovery is due to the $29.5 million increase in MEC's loss from continuing operations, excluding the gain on disposal of real estate (and related taxes) to the Real Estate Business and the effects of minority interest and dilution and other losses in 2007 compared to 2006, and an increase in the minority interest's ownership percentage of MEC in 2007 compared to 2006, primarily due to the FEL Equity Investment.

Discontinued Operations

As discussed previously, MEC had a $3.3 million loss from discontinued operations in 2007 compared to $7.7 million of income from discontinued operations in 2006 (see "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Discontinued Operations"). Including the impact of eliminating the transactions between the Real Estate Business and MEC, the consolidated loss from discontinued operations is $0.1 million for 2007 compared to $10.8 million of income from discontinued operations for 2006.

Net Income

The Company had net income of $39.5 million in 2007 compared to $59.9 million in 2006. The reduction in net income is comprised of the $52.0 million reduction to consolidated net income relating to the impact of eliminating the transactions between the Real Estate Business and MEC in 2007 compared to a $0.5 million reduction to net income in 2006, partially offset by the $11.8 million increase in the Real Estate Business' net income and the $19.4 million decrease in MEC's net loss.

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LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business has a $50.0 million unsecured revolving credit facility (the "MID Credit Facility") that is available by way of U.S. or Canadian dollar loans or letters of credit. The MID Credit Facility expires on December 21, 2008, unless extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization ("EBITDA"). Currently, the Company is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates, in each case plus 1%, or the U.S. base or Canadian prime rate. The MID Credit Facility contains negative and affirmative financial and operating covenants. At December 31, 2007, the Company had no borrowings under the MID Credit Facility, but the Company had issued letters of credit totalling $0.3 million.

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount (the "Debentures"). The Debentures rank equally with all of MID's existing and future senior unsecured indebtedness. At December 31, 2007, all of the Debentures remained outstanding.

The outstanding long-term debt in the Real Estate Business at December 31, 2007 was $274.7 million, which is comprised of $267.6 million of the Debentures and $7.1 million of mortgages payable on two properties.

At December 31, 2007, the Real Estate Business' debt to total capitalization ratio was 15%. Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities and that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

The Real Estate Business generated funds from operations of $142.2 million in 2007 and at December 31, 2007 had cash and cash equivalents of $110.9 million and shareholders' equity of $1.6 billion. At December 31, 2007, the Real Estate Business was in compliance with all of its debt agreements and related covenants.

MEC

For details of the MEC Bridge Loan, the MEC Project Financings and the 2005 MEC Bridge Loan, see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing — MEC Bridge Loan" and "REAL ESTATE BUSINESS — Loans Receivable From MEC".

During 2007, MEC extended the MEC Credit Facility maturity date from March 30, 2007 to January 31, 2008 and modified a financial performance maintenance covenant relating to EBITDA. The maturity date was further extended to March 31, 2008 subsequent to year-end. Borrowings under the MEC Credit Facility are available by way of U.S. dollar loans and letters of credit and loans under the MEC Credit Facility bear interest at the U.S. base rate plus 5% or LIBOR plus 6%. Borrowings under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At December 31, 2007, MEC had borrowed $34.9 million under the MEC Credit Facility and had issued letters of credit totalling $4.3 million, such that $0.8 million was unused and available.

MEC's wholly-owned subsidiary, The Santa Anita Companies, Inc. ("SAC"), which owns and operates Santa Anita Park, had a $10.0 million revolving loan under its existing credit facility and a secured term loan with a U.S. financial institution, which were both scheduled to mature on October 8, 2007, but were amended and extended on October 2, 2007. The amendments included (i) the extension of the maturity date for both facilities to October 31, 2012, (ii) the reduction of the amount available under the revolving loan from $10.0 million to $7.5 million, with a requirement for the revolving loan to be fully repaid for a period of 60 consecutive days during each year, and (iii) the increase of the amount available under the term loan from $60.0 million to $67.5 million, with a reduction in the monthly principal repayment amount to $375 thousand

MI Developments Inc.      2007    27

and a modification of certain financial covenants. At December 31, 2007, MEC had outstanding interest rate swap contracts in connection with SAC's term loan facility, entered into on each of March 1, 2007, April 27, 2007 and July 26, 2007, with each contract being effective on October 1, 2007 and fixing the rate of interest at 7.0%, 7.1% and 7.2% per annum, respectively, to October 8, 2009 on a notional amount per contract of $10.0 million. Additionally, on October 4, 2007, MEC entered into an interest rate swap contract, with an effective date of October 8, 2009, which fixes the rate of interest at 7.2% per annum to October 31, 2012 on a notional amount of $23.4 million. The revolving loan and term loan are guaranteed by MEC's wholly-owned subsidiary, The Los Angeles Turf Club, Incorporated ("LATC"), and are collateralized by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC, and a pledge of all of the outstanding capital stock of LATC and SAC. Borrowings under the revolving loan and term loan bear interest at the U.S. prime rate and LIBOR plus 2.0%, respectively. The term loan contains cross-default provisions with the MEC Credit Facility. At December 31, 2007, MEC had borrowings of $3.5 million under the revolving loan and $66.4 million was outstanding under the fully drawn term loan.

One of MEC's European subsidiaries is a party to a 15.0 million euro term loan facility, secured by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate plus 2% per annum and was scheduled to mature on December 31, 2007. At December 31, 2007, 15.0 million euros ($22.1 million) was outstanding under this fully drawn facility and was repayable in two instalments of 7.5 million euros, due on each of February 29, 2008 and December 31, 2008. Subsequent to year-end, the due date for the first instalment was extended to March 31, 2008.

Another of MEC's European subsidiaries is a party to a bank term loan facility of up to 4.0 million euros, secured by two first mortgages on land in Austria owned by the European subsidiary. On July 24, 2007, this facility was amended to extend the maturity date to July 31, 2008, increase the amount available and increase the interest rate to the Euro Overnight Index Average ("EURONIA") plus 3.0% per annum (previously EURONIA plus 1.1% per annum). At December 31, 2007, 2.4 million euros ($3.6 million) was outstanding under this facility. In January 2008, this facility was further amended to reduce the amount available to 3.5 million euros and increase the interest rate to EURONIA plus 3.8% per annum.

On May 11, 2007, AmTote completed a refinancing of its existing credit facilities with a new lender (the "AmTote Lender"). The refinancing included (i) a $3.0 million revolving credit facility to finance working capital requirements (the "AmTote Credit Facility"), (ii) a $4.2 million term loan for the repayment of AmTote's debt outstanding under its existing term loan facilities, and (iii) a term loan of up to $10.0 million to finance up to 80% of eligible capital costs related to tote service contracts (the "AmTote Equipment Loan"). The AmTote Credit Facility matures on May 1, 2008 and borrowings under the facility are available by way of U.S. dollar loans and letters of credit, bearing interest at LIBOR plus 2.8%. The $4.2 million term loan matures on May 11, 2011 and the AmTote Equipment Term Loan matures on May 11, 2012, with both facilities bearing interest at LIBOR plus 3.0%. The AmTote Credit Facility and the two term loan facilities are collateralized by a first charge on AmTote's assets and a pledge of the stock of AmTote. At December 31, 2007, AmTote had borrowed $0.8 million under the AmTote Credit Facility such that $2.2 million of the AmTote Credit Facility was unused and available. At December 31, 2007, $3.3 million and $2.0 million was outstanding under the $4.2 million term loan facility and the AmTote Equipment Term Loan, respectively.

One of MEC's subsidiaries, Pimlico Racing Association, Inc. ("PRAI"), has a revolving term loan facility that permits the prepayment of outstanding principal without penalty. This facility matures on December 1, 2013, bears interest at either the U.S. prime rate or LIBOR plus 2.6% per annum, and is collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of the subsidiary and certain affiliates of MJC. At December 31, 2007, there were no borrowings on this facility as PRAI had made prepayments of $8.1 million and is permitted to re-borrow up to this amount.

Two of MEC's subsidiaries, which are part of MJC, are party to secured term loan facilities that bear interest at the U.S. prime rate or LIBOR plus 2.6% per annum and 7.7% per annum, respectively. Both term loans have interest rate adjustment clauses that reset to the market rate for U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At December 31, 2007, $6.3 million and $3.1 million, respectively, were outstanding under these fully drawn term loan facilities, which mature on December 1, 2013 and June 7, 2017, respectively. Both loan facilities are collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC.

28    MI Developments Inc.      2007

In December 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes due December 15, 2009 at par. The unsecured notes are convertible at any time at the option of the holder into shares of MEC Class A Stock at a conversion price of $8.50 per share, subject to adjustment under certain circumstances. Since December 21, 2005 (subject to certain restrictions relating to the closing price of MEC Class A Stock until December 15, 2007), the notes have been redeemable, in whole or in part, at MEC's option. At December 31, 2007, all of the notes remained outstanding.

In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes due June 15, 2010 at par. The unsecured notes are convertible at any time at the option of the holder into shares of MEC Class A Stock at a conversion price of $7.05 per share, subject to adjustment under certain circumstances. Since June 2, 2006, the notes have been redeemable, in whole or in part, at MEC's option, at the principal amount plus accrued and unpaid interest, provided that, in connection with any redemption occurring before June 2, 2008, the closing price of MEC Class A Stock must have exceeded 125% of the conversion price for at least 20 trading days in the 30 consecutive trading day period ending on the trading day prior to mailing of the notice of redemption. At December 31, 2007, all of the notes remained outstanding.

At December 31, 2007, MEC had cash and cash equivalents of $34.8 million, bank indebtedness of $39.2 million and shareholders' equity and minority interest totalling $368.9 million. At December 31, 2007, MEC was in compliance with all of its debt agreements and related covenants.

On February 21, 2007, MEC filed a shelf registration statement on Form S-3 (the "U.S. Registration Statement") with the United States Securities and Exchange Commission (the "SEC") and a preliminary short form base shelf prospectus (the "Canadian Prospectus") with the securities commissions in each of the Provinces in Canada (collectively, the "Canadian Securities Commissions"). As the U.S. Registration Statement has been declared effective by the SEC and the Canadian Prospectus has received a final receipt from the Canadian Securities Commissions, MEC will be able to offer up to $500.0 million of equity securities (including stock, warrants, units and, subject to filing a Canadian rights offering circular or prospectus with the Canadian Securities Commissions, rights) from time to time in one or more public offerings or other offerings. The terms of any such future offerings would be established at the time of such offering. The U.S. Registration Statement and Canadian Prospectus are intended to give MEC the flexibility to take advantage of equity financing opportunities when and if deemed appropriate. There is no assurance when or whether an MEC equity financing could be completed.

As discussed previously, on September 12, 2007, MEC's Board of Directors approved the MEC Debt Elimination Plan designed to eliminate MEC's net debt by December 31, 2008 by generating aggregate proceeds of approximately $600 to $700 million from the sale of assets, entering into strategic transactions involving certain of MEC's racing, gaming and technology operations, and a possible future equity issuance. In addition, to address short-term liquidity concerns and provide sufficient time to implement the MEC Debt Elimination Plan, MEC arranged $100.0 million of funding, comprised of the MEC Bridge Loan and the FEL Equity Investment (see "SIGNIFICANT EVENTS — MEC Debt Elimination Plan and Financing"). Whether the MEC Debt Elimination Plan will be successful is not determinable at this time. The sale of MEC assets under the MEC Debt Elimination Plan has taken longer than originally contemplated and, accordingly, MID management expects that MEC will be unable at May 31, 2008 to repay the MEC Bridge Loan or make the required $100.0 million repayment under the Gulfstream Park project financing facility.

MEC has incurred net losses before minority interest recovery of $68.8 million, $65.4 million and $107.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, MEC had a working capital deficiency of $220.2 million and $209.4 million of debt scheduled to mature in 2008, including amounts owing under (i) the MEC Credit Facility, which is scheduled to mature on March 31, 2008, (ii) the MEC Bridge Loan, which is scheduled to mature on May 31, 2008, and (iii) MEC's obligation to repay $100.0 million of indebtedness under the Gulfstream Park project financing facility by May 31, 2008. If MEC is unable to repay its obligations when due, other current and long-term debt will also become due on demand as a result of cross-default provisions within loan agreements, unless MEC is able to obtain waivers or extensions.

MI Developments Inc.      2007    29

In order for MEC to fund operations and implement its strategic plan, MEC will be required to seek extensions from existing lenders and additional financing and funds from one or more possible sources, which may include the Company, through means such as asset sales, project financings for racing and/or alternative gaming developments, investments by partners in certain of MEC's racetracks and other business operations and debt or equity offerings through public or private sources. The availability of such extensions and additional funds is not assured and, if available, the terms thereof are not yet determinable. The consolidated financial statements do not give effect to any adjustments to recorded amounts and their classification which would be necessary should MEC not be able to continue as a going concern, which ability is in substantial doubt, and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of MID have evaluated the effectiveness of MID's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("MI 52-109"), as of the end of the period covered by the annual filings (as defined in MI 52-109) (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, MID's disclosure controls and procedures were effective to ensure that material information relating to MID and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, MID will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Report on Internal Control Over Financial Reporting

MID's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in MI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for MID. Under the supervision and with the participation of MID's Chief Executive Officer and Executive Vice-President and Chief Financial Officer, management conducted an evaluation of the effectiveness of MID's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that MID's internal control over financial reporting was effective as of the Evaluation Date.

Ernst & Young LLP, an independent licensed public accounting firm, who audited and reported on MID's consolidated financial statements for the year ended December 31, 2007 included in MID's annual report for fiscal 2007, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on MID's internal control over financial reporting as of the Evaluation Date. The attestation report is at the front of the financial statements included in MID's annual report for fiscal 2007.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in MID's internal control over financial reporting that occurred during MID's most recent interim period (as defined in MI 52-109) that have materially affected, or are reasonably likely to materially affect, MID's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

MID's management, including the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, does not expect that MID's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

30    MI Developments Inc.      2007

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company. See "REAL ESTATE BUSINESS — Our Relationship with Magna — Shareholder Dispute" for further discussion of the Greenlight Litigation.

The Company has made commitments for future payment of long-term debt, including capital lease obligations, obligations under operating and facility leases and construction commitments. At December 31, 2007, future payments, including interest payments, under these contractual obligations, excluding obligations between the Real Estate Business and MEC, were as follows:

(in thousands)	2008	2009	2010	2011	2012	Thereafter	Total
Real Estate Business:
Mortgage obligations	$1,034	$4,355	$428	$2,306	$—	$—	$8,123
Debentures	16,385	16,385	16,385	16,385	16,385	336,361	418,286
Construction and development project commitments	3,579	—	—	—	—	—	3,579

	20,998	20,740	16,813	18,691	16,385	336,361	429,988

MEC:
Long-term debt(1)	40,724	13,486	13,006	13,689	54,190	28,722	163,817
Note obligations	18,263	93,263	156,413	—	—	—	267,939
Operating and facility leases(2)	4,493	3,662	3,326	1,885	1,451	24,328	39,145
Construction and development project commitments	4,157	—	—	—	—	—	4,157

	67,637	110,411	172,745	15,574	55,641	53,050	475,058

Consolidated	$88,635	$131,151	$189,558	$34,265	$72,026	$389,411	$905,046

(1)
Long-term debt includes capital lease obligations. MEC's racetrack and associated land under capital lease at Lone Star Park at Grand Prairie is included in the Grand Prairie Metropolitan Utility and Reclamation District ("GPMURD"). Lone Star Park entered into an agreement with GPMURD whereby it is required to make certain payments to GPMURD in lieu of property taxes. Such payments include amounts necessary to cover GPMURD operating expenses and debt service for certain bonds issued by GPMURD to fund improvements on the land up to the debt service requirements. Lone Star Park incurred $1.7 million of such payments in relation to this arrangement in 2007. The Lone Star Park capital lease has an imputed interest rate of 8.5%, matures on April 1, 2027 and is collateralized by the buildings and improvements at Lone Star Park.

(2)
Operating and facility lease obligations do not include contingent lease payments and primarily represent obligations for premises and totalisator and other equipment under lease, rental or service agreements. Contingent lease payments are typically dependent on handle, revenues, live race days and other factors.

In addition to the letters of credit issued under the MID Credit Facility and MEC Credit Facility, the Company had $4.7 million (Real Estate Business — $3.6 million; MEC — $1.1 million) of letters of credit issued with various financial institutions at December 31, 2007 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various of its construction projects. As at December 31, 2007, these indemnities amounted to $6.3 million, with expiration dates through 2009.

For further discussion of commitments, contractual obligations and contingencies, refer to notes 3, 9, 10, 21 and 23 to the consolidated financial statements and "LIQUIDITY AND CAPITAL RESOURCES".

MI Developments Inc.      2007    31

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements consist of letters of credit, guarantee contracts, construction and development project commitments, and certain operating agreements. For a further understanding of these arrangements, refer to note 21 to the consolidated financial statements. There were no material changes in the Company's off-balance sheet arrangements during 2007.

RELATED PARTY TRANSACTIONS

For a discussion of the Company's transactions with related parties, please refer to notes 7 and 20 to the consolidated financial statements.

FOURTH QUARTER

See footnotes 4, 5 and 7 in the section entitled "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA" for details of items occurring in the fourth quarter that had a significant impact on the consolidated results of the Company.

OUTSTANDING SHARES

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on September 29, 2006, the Company was authorized, from October 4, 2006 to October 3, 2007, to purchase for cancellation, through the facilities of the TSX and the New York Stock Exchange ("NYSE"), up to 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float, as such term is defined by the TSX.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on October 2, 2007, the Company is authorized, during the 12-month period commencing October 8, 2007 and ending October 7, 2008, to purchase for cancellation, through the facilities of the TSX and the NYSE, up to 2,531,354 Class A Subordinate Voting Shares, being 10% of the Public Float.

During 2007, the Company purchased an aggregate of 1,660,800 Class A Subordinate Voting Shares for cancellation for cash consideration of $52.1 million (Cdn. $31.13 per share on a weighted average basis) under these programs. The price that MID pays for shares purchased pursuant to the bids is the market price at the time of acquisition. To date, no shares have been purchased for cancellation in 2008 and the Company remains authorized to purchase for cancellation up to 1,696,654 Class A Subordinate Voting Shares under the normal course issuer bid program ending October 7, 2008.

Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds.

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding. For further details, refer to note 12 to the consolidated financial statements.

DIVIDENDS

In 2007, the Company declared a quarterly dividend with respect to each of the three-month periods ended December 31, 2006, March 31, 2007, June 30, 2007 and September 30, 2007 in the amount of $0.15 per Class A Subordinate Voting Share and Class B Share. Subsequent to December 31, 2007, the Board of Directors of the Company declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the three-month period ended December 31, 2007, which will be paid on or about April 15, 2008 to shareholders of record at the close of business on March 28, 2008.

32    MI Developments Inc.      2007

MID MANAGEMENT

On July 3, 2007, the Company's Board of Directors appointed Mr. Richard Smith to serve as Executive Vice-President and Chief Financial Officer. Mr. Smith replaced Mr. Robert Kunihiro, who resigned from his position on July 3, 2007.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Company's significant accounting policies are included in note 1 to the consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Real Estate Business

Long-lived Assets

The Real Estate Business' most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Cost represents acquisition and development costs, capitalized interest and indirect costs wholly attributable to development. Management tests properties and other long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If testing indicates that the carrying amount of an asset is not recoverable, an impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value.

For long-lived assets held for sale, the Real Estate Business periodically assesses whether there are indicators of impairment. If such indicators are present, the Real Estate Business completes a net recoverable amount analysis for the property by determining whether the carrying value of the property can be recovered through undiscounted future cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

When properties are identified by the Real Estate Business as available for sale, the carrying amount is reduced, if necessary, to the net realizable value determined based on discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

For real estate properties, depreciation is provided on a straight-line basis over the estimated useful life of the building, which typically ranges from 20 to 40 years.

Accounting estimates related to long-lived assets are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward- looking assumptions regarding cash flows and business operations.

Lease Accounting and Revenue Recognition

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Company's leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

MI Developments Inc.      2007    33

The leases with Magna (the "Leases") are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in deferred rent receivable.

The Real Estate Business' classification of its leases as operating leases or direct financing leases, and the resulting revenue recognition treatment, depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may otherwise differ from reported amounts.

Income Taxes

The Real Estate Business uses the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future tax assets will not be realized. Management's estimates used in establishing the Company's tax provision are subject to uncertainty. Actual results may be materially different from such estimates.

MEC

Impairment of Intangible and Long-lived Assets

MEC's most significant intangible assets are racing licences, which represent the value attributed to licences to conduct race meets acquired through MEC's racetrack acquisitions. Intangible assets are evaluated for impairment on an annual basis or when impairment indicators are present. Racing licence impairment is assessed based on a comparison of the fair value on an individual reporting unit's racing licence to its carrying value. An impairment write-down to fair value would occur if estimated discounted cash flows from operations, less carrying charges for contributory assets assumed to be owned by third parties, is less than the carrying amount of the racing licence.

MEC's long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such indicators are present, the Company completes a net recoverable amount analysis for the long-lived assets by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted future cash flows and, if appropriate, appraisals and/or estimated net sales proceeds from pending offers, is charged to operations in the period in which such impairment is determined by management.

Accounting estimates related to intangibles and long-lived asset impairment assessments are "critical accounting estimates" because they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment loss could have a material impact on MEC's results of operations and financial position.

34    MI Developments Inc.      2007

Future Income Tax Assets

At December 31, 2007, MEC's continuing operations had recorded future tax assets (net of related valuation allowances) of $53.2 million in respect of loss carryforwards and other deductible temporary differences. The realizability of MEC's future tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the allowance as necessary. The assessment considers forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. Should operations not yield future taxable income or if tax planning strategies could not be implemented, there could be a material impact on MEC's tax expense or recovery and on the amount of MEC's future tax assets reported on the Company's consolidated balance sheet.

Real Estate Business and MEC

Stock-based Compensation

Compensation expense for stock options is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder. Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus for MID and in minority interest for MEC. The contributed surplus balance is reduced as MID options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model used to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yield, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of management's control. Because the outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of the stock options granted. For further details, refer to note 15 to the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Please refer to notes 2 and 24 of the consolidated financial statements for a detailed discussion of new accounting standards which have been adopted by the Company or have not yet been adopted due to delayed effective dates.

MI Developments Inc.      2007    35

SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA

(in thousands, except for per share information)

Years Ended and As At December 31,	2007	2006	2005
Revenues:
Real Estate Business	$189,547	$184,782	$151,134
MEC(1),(2)	627,584	582,982	541,342
Eliminations(3)	(22,539)	(29,249)	(7,017)

	$794,592	$738,515	$685,459

Net income (loss) from continuing operations:
Real Estate Business(4)	$110,311	$98,510	$76,435
MEC(2),(5),(6)	(15,432)	(45,821)	(55,713)
Eliminations(3)	(55,269)	(3,626)	(6,002)

	$39,610	$49,063	$14,720

Net income (loss):
Real Estate Business(4)	$110,311	$98,510	$76,435
MEC(2),(5),(6),(7)	(18,762)	(38,135)	(62,845)
Eliminations(3)	(52,040)	(505)	(7,031)

	$39,509	$59,870	$6,559

Total assets:
Real Estate Business	$1,944,833	$1,767,764	$1,658,626
MEC	1,251,327	1,255,681	1,430,938
Eliminations(3)	(297,048)	(203,522)	(217,978)

	$2,899,112	$2,819,923	$2,871,586

Total debt:
Real Estate Business	$274,712	$232,965	$233,113
MEC	614,393	587,965	657,350
Eliminations(3)	(230,649)	(185,984)	(192,870)

	$658,456	$634,946	$697,593

Cash dividends declared per share	$0.60	$0.60	$0.54

Basic and diluted income per share from continuing operations	$0.82	$1.02	$0.31

Basic and diluted income per share	$0.82	$1.24	$0.14

36    MI Developments Inc.      2007

Year Ended December 31, 2007(8)	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business	$44,758	$46,082	$47,316	$51,391	$189,547
MEC(1),(2)	255,675	170,164	83,899	117,846	627,584
Eliminations(3)	(4,862)	(5,082)	(5,392)	(7,203)	(22,539)

	$295,571	$211,164	$125,823	$162,034	$794,592

Net income (loss) from continuing operations:
Real Estate Business(4)	$23,671	$21,492	$27,413	$37,735	$110,311
MEC(2),(5),(6)	34,217	4,093	(28,189)	(25,553)	(15,432)
Eliminations(3)	(34,844)	(18,412)	(1,835)	(178)	(55,269)

	$23,044	$7,173	$(2,611)	$12,004	$39,610

Net income (loss):
Real Estate Business(4)	$23,671	$21,492	$27,413	$37,735	$110,311
MEC(2),(5),(6)	33,604	3,663	(29,203)	(26,826)	(18,762)
Eliminations(3)	(33,992)	(17,600)	(1,028)	580	(52,040)

	$23,283	$7,555	$(2,818)	$11,489	$39,509

Basic and diluted earnings (loss) per share from continuing operations	$0.48	$0.15	$(0.06)	$0.25	$0.82

Basic and diluted earnings (loss) per share	$0.48	$0.16	$(0.06)	$0.24	$0.82

Year Ended December 31, 2006(8)	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business	$43,739	$46,578	$47,874	$46,591	$184,782
MEC(1),(2)	249,268	148,724	82,433	102,557	582,982
Eliminations(3)	(6,396)	(7,528)	(8,292)	(7,033)	(29,249)

	$286,611	$187,774	$122,015	$142,115	$738,515

Net income (loss) from continuing operations:
Real Estate Business(4)	$22,172	$29,167	$23,868	$23,303	$98,510
MEC(2),(5),(6)	2,811	(16,149)	(27,300)	(5,183)	(45,821)
Eliminations(3)	(1,265)	(625)	(1,558)	(178)	(3,626)

	$23,718	$12,393	$(4,990)	$17,942	$49,063

Net income (loss):
Real Estate Business(4)	$22,172	$29,167	$23,868	$23,303	$98,510
MEC(2),(5),(6),(7)	2,838	(15,658)	(29,930)	4,615	(38,135)
Eliminations(3)	(508)	153	(748)	598	(505)

	$24,502	$13,662	$(6,810)	$28,516	$59,870

Basic and diluted earnings (loss) per share from continuing operations	$0.49	$0.26	$(0.10)	$0.37	$1.02

Basic and diluted earnings (loss) per share	$0.51	$0.28	$(0.14)	$0.59	$1.24

MI Developments Inc.      2007    37

(1)
Excludes MEC's discontinued operations.

(2)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. Refer to the section entitled "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Seasonality". For other factors affecting the variability in MEC's quarterly and annual revenues and operating results, refer to the section entitled "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Revenues".

(3)
Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 20 to the consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company.

(4)
The Real Estate Business' results for 2007 include (i) gains of $0.6 million and $7.1 million in the first and fourth quarters, respectively, realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (ii) $2.0 million ($1.2 million net of $0.2 million of current income taxes and $0.6 million of future income taxes) of costs recognized in the second quarter associated with the Company's Hurricane Katrina donation, (iii) a $2.1 million expense ($1.5 million net of current income taxes) in the second quarter in connection with the Company's evaluation of certain transactions relating to its continuing assessment of its relationship with MEC that, ultimately, were not undertaken, (iv) a $1.4 million gain in the second quarter ($1.0 million net of income taxes) on the disposal of an income-producing property in Europe, (v) a $1.1 million current tax recovery due primarily to a favourable tax reassessment received in the third quarter of 2007 in relation to an asset sale in a prior year, and (vi) future tax recoveries of $1.6 million and $3.8 million realized in the third and fourth quarters, respectively, from the reduction in the future tax rates and changes in tax legislation in certain countries in which the Real Estate Business operates. The Real Estate Business' results for 2006 include (i) a $0.7 million recovery ($0.4 million net of current income taxes) in the second quarter under the Company's insurance policy of costs incurred in association with the Greenlight Litigation, (ii) a $1.9 million gain in the second quarter realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (iii) a $2.1 million future tax recovery in the second quarter from the reduction in the Canadian future tax rate, (iv) a $2.4 million expense ($1.7 million net of current income taxes) in the third quarter in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken, and (v) $0.3 million of depreciation ($0.2 million net of income taxes) recognized in the fourth quarter upon reclassifying a property previously held for sale as an income-producing property. The Real Estate Business' results for the year ended December 31, 2005 include (i) $5.4 million ($3.4 million net of income taxes) of costs incurred in association with the Company's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by Greenlight and defence against the Greenlight Litigation, (ii) a $10.3 million gain ($6.7 million net of income taxes) on the disposal of real estate property, and (iii) a $0.6 million future tax recovery from a change in the tax rate in Mexico.

(5)
MEC's net loss from continuing operations and net loss for 2007 include (i) a $31.1 million gain ($32.4 million including the related income tax impact) on the sale of MEC's interests and rights in two real estate properties to MID in the first quarter (such gain is eliminated from MID's consolidated results), (ii) a $17.6 million gain on the sale of MEC's interests and rights in a real estate property to MID in the second quarter (such gain is eliminated from MID's consolidated results), and (iii) a $1.4 million ($0.8 million after the related minority interest recovery) non-cash write-down of MEC's long-lived assets in the third quarter. MEC's net loss from continuing operations and net loss for 2006 include (i) a gain of $2.9 million ($1.7 million after related income taxes and minority interest expense) on the sale to Magna of a property held for sale in the first quarter, (ii) a $115.2 million gain ($67.3 million after the related minority interest expense) in the fourth quarter on the sale of The Meadows, and (iii) the impact of non-cash write-downs of MEC's long-lived assets of $77.4 million ($45.3 million after the related minority interest recovery).

(6)
MEC's net loss from continuing operations and net loss are net of minority interest and include dilution and other gains (losses). See "MID CONSOLIDATED RESULTS OF OPERATIONS — Dilutions and Other Gains (Losses), Net" and "MID CONSOLIDATED RESULTS OF OPERATIONS — Minority Interest in MEC".

(7)
MEC's net income (loss) for 2006 includes (i) a gain of $1.5 million ($0.6 million after related income taxes and minority interest expense) included in discontinued operations in the second quarter related to the sale of a restaurant and related real estate in the United States, (ii) an impairment loss, included in discontinued operations, on the disposition of the Magna Golf Club in the third quarter of $1.2 million ($0.7 million after related minority interest recovery), and (iii) a gain of $20.9 million ($12.2 million after the related minority interest expense) included in discontinued operations on the disposition of the Fontana Golf Club in the fourth quarter. Net income (loss) for the year ended December 31, 2005 includes (i) $15.0 million ($7.3 million after related income tax and minority interest recoveries) of non-cash write-downs of MEC's racing licence assets used in discontinued operations, and (ii) a $9.8 million gain ($4.6 million after related income tax and minority interest expense) recognized on the disposition of a subsidiary.

(8)
Quarterly data is unaudited.

38    MI Developments Inc.      2007

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2007, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2007, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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MI Developments Inc.      2007    39

MI Developments Inc.      2007

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